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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

AccuImage Diagnostics Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004381109

(Cusip Number)

Aviel Faliks
101 Summer St., Apt. 414
Stamford, CT 06901
(646) 296-9480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2004; July 3, 2004; August 20, 2004; September 24, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004381109			Page 2 of 5

1.	Name of Reporting Person: Aviel Faliks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 34,050,000 shares

		8.	Shared Voting Power: NA

		9.	Sole Dispositive Power: 34,050,000 shares

		10.	Shared Dispositive Power: NA

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,050,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 59.4%

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 004381109	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

     This Statement relates to the common stock, no par value (the “Common Stock”), of AccuImage Diagnostics Corp. (the “Company”), whose offices are located at 400 Oyster Point Boulevard, Suite 201, South San Francisco, California 94080.

Item 2. Identity and Background.

(a)	Aviel Faliks

(b)	101 Summer Street, Apt. 414, Stamford, CT 06901.

(c)	Employer: A-Squared Management, LLC; Financial Management; Research Analyst.

(d)	During the last five years, Mr. Faliks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Faliks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Faliks is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On March 5, 2004, the Company’s Board of Directors (the “Board”) met and agreed to grant Mr. Faliks stock as compensation for his services as Chief Executive Officer of the Company. The shares were to be granted to Mr. Faliks each quarter and be valued at approximately $30,000 as of the pricing dates of December 15, 2003; March 15, 2004; June 15, 2004; and September 15, 2004. On April 1, 2004, Mr. Faliks was awarded 750,000 shares by the compensation committee, pursuant to the March 5, 2004 Board action. On July 3, 2004, Mr. Faliks was awarded 375,000 shares by the compensation committee, pursuant to the March 5, 2004 Board action. On September 24, 2004, Mr. Faliks was awarded 375,000 shares by the compensation committee, pursuant to the March 5, 2004 Board action.

     On March 5, 2004 and August 17, 2004 the Board also approved the sale of additional shares to Mr. Faliks at a price of $0.04 per share. On August 20, 2004, Mr. Faliks purchased 7,500,000 shares pursuant to the March 5, 2004 and August 17, 2004 Board action.

CUSIP No. 004381109	SCHEDULE 13D	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

     The purchase of Common Stock of the Company was made as a personal investment by Mr. Faliks. Shares received as compensation were issued in consideration of Mr. Faliks services rendered as the Company’s Chief Executive Officer.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Faliks individually beneficially owns 34,050,000 shares of the Company’s Common Stock (approximately 59.4% of the shares of the Company’s Common Stock). The foregoing percentage is calculated based upon 57,336,295 shares of Common Stock outstanding.

(b)	Mr. Faliks has the sole power to vote and sole power to direct the 34,050,000 shares of the Company’s Common Stock.

(c)	On September 24, 2004, Mr. Faliks was awarded 375,000 shares by the compensation committee, pursuant to the March 5, 2004 Board minutes.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Faliks presently has no other contracts, arrangements, understandings or relationships with any other person with respect to any of the Company’s securities, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

CUSIP No. 004381109	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2004	By:	/s/ Aviel Faliks
Aviel Faliks